FOR IMMEDIATE RELEASE	April 1, 2008

BAE SYSTEMS TO PRODUCTIZE MICROMEM’S PATENTED TECHNOLOGY

TORONTO, ONTARIO, April 1, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce that BAE Systems, the premier global defense and aerospace company, is in the process of transferring the Micromem’s MRAM and sensor technology to its Nashua New Hampshire foundry facility. BAE Systems plans to complete the productization of Micromem’s technology over the coming months. The focus is for the planned integration of Micromem’s patented technology into the BAE Systems military platforms and product pipeline.

Micromem’s patented submicron nano-sensor technology can enable and enhance highly accurate magnetometers and "over-the-horizon" threat detection solutions for application in homeland security and defense force protection. The technology is also applicable in enabling solutions in many other areas such as providing early detection and "pre-failure" weak-parts/defect identification in product manufacturing. The intrinsic low-power characteristics of Micromem’s technology lend itself to numerous new applications as well as suitability into harsh environments such as those experienced in the aerospace and automotive sector.

Joseph Fuda, President and CEO stated, "This partnership is the ultimate technical validation that Micromem has been looking for. To partner with a global leader such as BAE Systems is the ideal situation for Micromem and the successful productization of our technology. The vast array of applications that BAE Systems can facilitate through its client base will fundamentally change the face of the company and its future."

About BAE Systems

BAE Systems is the premier global defense and aerospace company delivering a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services. With 97,500 employees worldwide, BAE Systems' sales exceeded $31.4 billion in 2007. http://www.baesystems.com/

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 77,220,575
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.